Stahl & Zelmanovitz	Email: StahlNYC@AOL.com
767 Third Avenue — 14th Floor	Phone: (212) 826-6435
New York, New York 10017	Fax: (212) 826-6402

May 6, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	H. Roger Schwall,
Assistant Director

Re:	NGAS Resources, Inc. — Proposed 10-KSB/A, File No. 0-12185

Ladies and Gentlemen:

      This correspondence is provided on behalf of NGAS Resources, Inc. (the “Company”) in response to the staff’s comment letter dated April 22, 2005 (the “Comment Letter”) on the Company’s Annual Report on Form 10-KSB (the “Report”). The following responses are keyed to the numbered paragraphs in the Comment Letter. They include proposed responsive amendments to the Report, marked to show changes from the Report, for subsequent filing on Form 10-KSB/A (the “10-KSB/A”).

General

      1. The Company plans to file its periodic reports for periods ending after December 31, 2004 under Regulation S-K rather than Regulation S-B.

Management’s Discussion and Analysis, Liquidity, page 17

      2. The references to working capital adjustments will be deleted in the 10-KSB/A. The first two paragraphs under the caption “Liquidity” will be revised as follows:

      Liquidity. Net cash provided by our operating activities in 2004 was $5,307,508. ~~before working capital adjustments and $9,620,345 after accounting for changes in assets and liabilities for the year~~ Our cash position during 2004 was decreased by the use of $52,691,249 in investing activities, reflecting net additions of $53,755,431 to our oil and gas properties. These investments were funded in part with proceeds from institutional private placements of our common stock and convertible notes and from bank borrowings. See “Capital Resources” below. As a result of these activities, net cash decreased from $22,594,993 at December 31, 2003 to $11,849,372 at December 31, 2004.

      Net cash provided by our operating activities in 2003 was $6,416,635. ~~before working capital adjustments and $9,439,021 after accounting for changes in assets and liabilities for the year, including an increase of $3,398,400 in customers’ drilling deposits under turnkey drilling contracts with sponsored Drilling Programs~~ Our cash position during 2003 was increased by $14,849,966 from financing activities, consisting primarily of proceeds from the issuance of our common shares and convertible notes. Our cash position was decreased by the use of $8,725,301 in investing activities, comprised primarily of $7,346,345 in net additions to our oil and gas properties and $1,341,701 in the purchase of property and equipment. As a result of these activities, cash and cash equivalents increased from $7,031,307 at December 31, 2002 to $22,594,993 as of December 31, 2003.

Securities and Exchange Commission
Division of Corporation Finance
May 6, 2005

Financial Statements

General

      3. Consolidated statements of changes in shareholders’ equity will be added in the 10-KSB/A as follows:

	2004		2003		2002
	Shares	Amount	Shares	Amount	Shares	Amount

COMMON STOCK
Beginning balance	10,676,030	$36,244,623	5,505,670	$24,589,797	4,959,112	$24,184,198
Issued for cash	2,557,665	12,200,886	950,000	2,460,450	125,000	102,500
Issued to employees as incentive bonus	157,250	674,905	360,500	364,680	204,000	130,020
Issued upon exercise of options and warrants	1,520,936	3,507,493	1,018,131	1,904,164	—	—
Issued upon conversion of preferred shares	—	—	625,448	1,784,493	4,773	18,048
Issued upon conversion of convertible notes	560,601	1,688,590	2,069,393	4,976,913	—	—
Issued upon settlement of accounts payable	46,352	181,520	146,888	164,126	212,785	155,031
Issued for contract settlement	86,374	431,870	—	—	—	—

Ending balance	15,605,208	54,929,887	10,676,030	36,244,623	5,505,670	24,589,797

Treasury stock	(21,100)	(23,630)	(21,100)	(23,630)	(21,100)	(23,630)

Paid-in-capital — options and warrants		1,796,504		1,140,321		763,635

To be issued	10,070	50,350	1,403,335	5,917,958	24,887	55,226

PREFERRED STOCK
Beginning balance	—	—	558,476	1,784,493	563,249	1,802,541
Converted to common shares	—	—	(558,476)	(1,784,493)	(4,773)	(18,048)

Ending balance	—	—	—	—	558,476	1,784,493

DEFICIT
Beginning balance		(17,223,284)		(20,883,424)		(21,518,374)
Net income		1,611,701		3,660,140		634,950

Ending balance		(15,611,583)		(17,223,284)		(20,883,424)

TOTAL SHAREHOLDERS’ EQUITY		$41,141,528		$26,055,988		$6,286,097

      4. The Summary of Significant Accounting Policies in Note 1 to the Company’s consolidated financial statements will be revised in the 10-KSB/A to reflect that the financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The disclosure in Note 17 will be expanded in the 10-KSB/A as follows:

Securities and Exchange Commission
Division of Corporation Finance
May 6, 2005

      (a) Differences Reflected in Consolidated Financial Statements. The Company follows accounting principles generally accepted in Canada (“Canadian GAAP”), which are different in some respects than accounting principles generally accepted in the United States of America (“U.S. GAAP”). The only difference~~s~~ that affects the Company’s consolidated financial statements for the reported periods involves ~~the adoption of fair value accounting for stock options described in Note 10, which would not be required until 2005 under U.S. GAAP, and~~  the accounting treatment of the Company’s investment in municipal bonds described in Note 6, which would be reportable at fair value under U.S. GAAP. ~~, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.~~ This would have ~~required prior writedowns to be partially reversed with an addition of $18,484 to other comprehensive income under U.S. GAAP for the year ended December 31, 2004.~~ the following effects on shareholders’ equity, as reported under Canadian GAAP:

	As of December 31,
	2004	2003	2002

Total shareholders’ equity, Canadian GAAP	$41,141,528	$26,055,988	$6,286,097
Accumulated other comprehensive loss	(63,627)	(82,111)	(82,111)

Total shareholders’ equity, U.S. GAAP	$41,077,901	$25,973,877	$6,203,986

      Comprehensive income under U.S. GAAP would be as follows:

	Year Ended December 31,
	2004	2003	2002

Net income, as reported	$1,611,701	$3,660,140	$634,950
Other comprehensive income (loss)	18,084	—	(32,377)

Comprehensive income, U.S. GAAP	$1,630,185	$3,660,140	$602,573

      The Comment Letter notes that Canadian issuers generally identify other differences between accounting policies affecting items such as DD&A, income taxes and capitalized interest. Differences between Canadian and U.S. accounting principles would have no affect on the Company’s reported DD&A or income tax liabilities and expenses, other than minor differences in terminology, and the Company had no capitalization of interest on oil and gas projects or exposure under derivative financial instruments during the reported periods.

Report of Independent Registered Public Accounting Firm, page F-1

      5. The auditor’s report will be revised in the 10-KSB/A as follows:

We have audited the consolidated balance sheets of NGAS RESOURCES, INC. (formerly Daugherty Resources, Inc.) as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders’ equity ~~deficit~~ and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Securities and Exchange Commission
Division of Corporation Finance
May 6, 2005

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations, changes in its shareholders’ equity and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with accounting principles generally accepted in ~~the United States of America and in~~  Canada.

Consolidated Balance Sheets, page F-2

      6. To clarify the Company’s accounting treatment of customer drilling deposits as a current liability, the line item on the balance sheet will be cross referenced to Note 1, and an accounting policy paragraph will be added under Note 1 to the consolidated financial statements in the 10-KSB/A as follows:

      (h) Customer Drilling Deposits. At the commencement of operations, each Drilling Program acquires drilling rights for specified wells from DPI and enters into a turnkey drilling contract with DPI for drilling and completing the wells at specified prices. Upon the closing of Drilling Program financings, DPI receives the net proceeds from the financings as customers’ drilling deposits under the turnkey drilling contracts. These payments totaled $31,278,330 in 2004 and $22,279,750 in 2003. The Company recognizes revenues from drilling operations on the completed contract method as the wells are drilled, rather than when funds are received. Customer drilling deposits aggregating $12,652,001 at December 31, 2004 and $10,162,600 at December 31, 2003 represent unapplied turnkey payments for wells that were not yet drilled as of the balance sheet dates.

      7. An explanatory roll-forward for shares to be issued will be added in Note 10 to the consolidated financial statements in the 10-KSB/A as follows:

	Number of
Common Shares to be Issued	Shares	Amount

Balance, December 31, 2002	—	$—
Issuable for contract settlement(1)	100,000	500,000
Issuable in financing transaction(2)	1,303,335	5,417,958

Balance, December 31, 2003	1,403,335	5,917,958
Issued in contract settlement(1)	(86,374)	(431,870)
Contract settlement in cash in lieu of common shares	(3,556)	(17,780)
Issued in financing transaction(2)	(1,303,335)	(5,417,958)

Balance, December 31, 2004	10,070	$50,350

(1)	Reflects shares issuable in a contract settlement, of which 3,335 shares were settled in cash during 2004 and 10,070 shares remained unissued at December 31, 2004.

(2)	Reflects shares issuable under a securities purchase agreement dated December 31, 2003, providing for an institutional private placement of common stock and warrants. A portion of the proceeds from the financing were received in January 2004, resulting in the classification of all the shares subscribed in the financing as common shares to be issued at December 31, 2003.

Securities and Exchange Commission
Division of Corporation Finance
May 6, 2005

Consolidated Statements of Operations, page F-3

      8. The only component of DD&A expense that relates to the Company’s cost of sales is depreciation of vehicles and other field equipment used its drilling, producing and gas gathering activities. This will be addressed in the 10-KSB/A by adding this DD&A component to the associated direct expenses, with corresponding classification adjustments to the balance of reported DD&A. For clarification, Note 1(e) to the consolidated financial statements in the 10-KSB/A will be supplemented as follows:

      (e) Property and Equipment. Property and equipment are stated at cost, amortized on a straight-line basis over the useful life of the assets, ranging from 3 to 25 years. Depreciation of equipment used in the Company’s drilling, producing and gas gathering operations is recognized as a component of direct expenses for each of those activities, aggregating $197,038 in 2004, $140,758 in 2003 and $89,989 in 2002.

Consolidated Statements of Cash Flows, page F-4

      9. The consolidated statements of cash flows will be revised in the 10-KSB/A to remove the line item captioned “Subscriptions receivable” from operating activities and add a line item captioned “Decrease (increase) in subscriptions receivable” under financing activities.

Note 1 — Summary of Significant Accounting Policies, page F-5

Oil and Gas Properties

      10. Note 1(d) to the consolidated financial statements will be revised in the 10-KSB/A as follows:

      (i) Accounting Treatment for Costs Incurred. The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, property acquisition costs, ~~costs of successful exploratory wells,~~  development costs and the cost of support equipment and facilities are capitalized. Drilling costs for exploratory wells are initially capitalized pending determination of proved reserves but are charged to expense if no proved reserves are found within one year after completion of drilling. Other exploration costs, including geological and geophysical expenses, leasehold expiration costs and delay rentals, are expensed as incurred. ~~Costs of unsuccessful exploratory wells are expensed when determined to be non-productive. The costs associated with drilling and equipping wells not yet completed are capitalized as uncompleted wells, equipment and facilities.~~  Production costs, overhead and all exploration costs other than costs of exploratory drilling are charged to expense as incurred.

Supplemental Oil and Gas Reserve Information, page F-19

      11(a). By copy of this letter, the Company has provided Ronald Winfrey with requested supplemental materials, in both hard copy and electronic spreadsheet form (the “Supplemental Materials”). The Supplemental Materials include the reserve report underlying the oil and gas reserve data in the Report (the “Reserve Report”), prepared by Wright & Company, Inc., independent petroleum consultants (“Wright & Co.”). Subject to the conditions of Rule 4l8 under the Securities Act of 1933, the Company is requesting the return of the Supplement Information upon completion of the staff’s review. A stamped return envelope has been provided with the Supplemental Materials for that purpose.

      11(b). The Company affirms that all of its proved undeveloped reserves (“PUDs”) are in legal, technically justified locations offsetting (adjacent to) productive wells, where it can be demonstrated with

Securities and Exchange Commission
Division of Corporation Finance
May 6, 2005

certainty that there is continuity of production from existing productive formations, in accordance with the requirements for classification of undeveloped locations as PUDs under Rule 4-10 of Regulation S-X.

      11(c). The Company had 30 PUDs reflected in the Reserve Report at December 31, 2003 that were drilled during 2004. The Supplemental Materials include a spreadsheet captioned “Hindsight Analysis: Year-End 2004 Drilled Wells Compared to Year-End 2003 PUDs” (the “Supplemental Spreadsheet”). For each of those PUD locations, the Supplemental Spreadsheet shows, by field, their reserve classification at December 31, 2004, whether proved developed producing or proved developed non-producing (“PDNP”), and their average reserve volumes, as estimated at December 31, 2004 and 2003. The Supplemental Spreadsheet also shows the adjustments to remaining PUDs in each field and adjustments to reserve estimates for the PDNP wells in each field at December 31, 2004.

      As reflected in the Supplemental Spreadsheet, the five largest PUD reserve estimates in this group are located in the Leatherwood/Big Sandy Field. This field is located in close proximity to the Straight Creek Field, which was brought on line in April 2003. The Leatherwood Field will come on line beginning this summer. The fields have similar geological characteristics. While both are productive in the Mississippian Big Lime and the Devonian Black Shale formations, the Leatherwood Field has significantly more dolomitic pay zones in the lower Big Lime and substantially thicker Devonian Black Shale zones than Straight Creek. The Supplemental Materials include a Shale Isopach map showing these characteristics. Based on these factors, average reserves are expected to be higher in the Leatherwood Field than the Straight Creek Field. This also ties in regionally with the surrounding fields being developed by Equitable Resources and Columbia Natural Resources.

      Reserve estimates at year-end 2003 for PUDs in the Leatherwood Field, including the five largest PUD reserve locations drilled in 2004, were based primarily on available production data for the Company’s wells in the Straight Creek Field, adjusted to reflect variations in geological characteristics. The downward revisions to reserves in the Leatherwood Field at year-end 2004 reflect production trends in Straight Creek wells brought on line during 2004. The wells have produced minor amounts of oil with the natural gas production and, on average, have performed below original expectations. Service rigs are now in the field to address the oil production, setting artificial lift where appropriate. Although the work is expected to improve the field averages for Straight Creek, year-end 2004 reserve estimates for both Straight Creek and Leatherwood were lowered pending completion of this work and evaluation of production results. The Company believes this conservative approach, while contributing to the reported reserve revisions at year-end 2004, will reduce the potential for significant future revisions in these fields.

      11(d). The year-end 2004 revisions to all categories of the Company’s prior-year reserve estimates reflect field by field adjustments for production results from accelerated drilling activities during 2004. The Company drilled 155 wells in 2004 and performed extensive field testing. With the benefit of the expanded data sets obtained from these activities, the Company does not anticipate substantial future revisions to its reported reserves. The analysis underlying its reported reserves does not include volumetric estimates or hyperbolic projections with large exponents. The hyperbolic used by Wright & Co. in evaluating the Company’s reserves vary by formation, ranging from a maximum of 1.7 for Devonian Shale estimates to a minimum of 0.8 for other formations. Although the production history for the Company’s wells is substantially less than the average reserve life for wells in the Appalachian Basin, Wright & Co. applied a terminal declined rate of 5% for the Company’s reserves based on its substantial experience in the region. As part of its evaluation, Wright & Co. also considered the Company’s subsurface mapping as well as log analogy and geologic comparisons with other

Securities and Exchange Commission
Division of Corporation Finance
May 6, 2005

Appalachian Basin properties. Basic well spacing of 80 acres was used in the Company’s reserve estimates, consistent with other producers in the region.

      11(e). The Reserve Report includes schedules of PUD locations and reflects projections for drilling 150 of those locations in 2005 and the remaining 88 locations in 2006. The Company currently plans to drill 165 wells in 2005, of which 63 wells have been drilled to date. Of those wells, 22 were listed in the Reserve Report as PUD locations at year-end 2004. None of the PUD locations at year-end 2004 lack pipeline access. The Company is currently laying 22 miles of 8-inch main gathering line to tie in its wells in the Leatherwood Field. To date, 13 miles of the line have been installed and 5 miles are now in service. Two pipeline contractors are working on the remaining sections of the line to meet the Company’s projected date for putting the balance of the Leatherwood line in service. Timing schedules for pipeline projects were taken into consideration in projecting on-line dates for both PUD and PDNP locations reflected in the Company’s year-end 2004 reserves.

Exhibits, page 23

Exhibits 31.1 and 31.2 — Certifications

      12. Stylistic variations from the regulatory verbiage will be eliminated from the Certifications, as follows:

      In connection with the Annual Report of NGAS Resources, Inc. ~~(the “Company”)~~  on Form 10-KSB/A (the “Report”) for the year ended December 31, 2004 ~~(the “Reporting Period”)~~, as filed with the Securities Exchange Commission on the date hereof under the Securities Exchange Act of 1934, ~~as amended (the “Exchange Act”),~~  the undersigned, William S. Daugherty, Chairman, Chief Executive Officer and President of the registrant~~Company~~, certifies pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a) ~~under the Exchange Act~~ that:

      1. I have reviewed this~~e~~ annual ~~R~~report of NGAS Resources, Inc.

      2. Based on my knowledge, this~~e R~~report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they are made, not misleading with respect to the ~~Reporting P~~period covered by this report.

      3. Based on my knowledge, the consolidated financial statements and other financial information included in this~~e R~~report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant~~Company~~ as of the date and for the periods presented in this report~~ed therein~~.

      4. The ~~Company~~registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) ~~under the Exchange Act~~ and 15d-15(e)) for the registrant~~Company~~ and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)~~under the Exchange Act~~) for the registrant~~Company~~, and we have:

            (a) ~~d~~Designed such~~those~~ disclosure controls and procedures, or caused such~~them~~ disclosure control and procedures to be designed under our supervision, to ensure that material information relating to the registrant~~Company~~, including its consolidated subsidiaries, is made known to us by others within those entities~~personnel employed by the Company and its subsidiaries~~, particularly within the ~~Reporting P~~period in which this report is being prepared;

            (b) ~~d~~Designed those internal controls over financial reporting, or caused such~~them~~ internal controls over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

Securities and Exchange Commission
Division of Corporation Finance
May 6, 2005

accordance with generally accepted accounting principles;

            (c) ~~e~~Evaluated the effectiveness of the registrant~~Company~~’s disclosure controls and procedures and presented in this~~e R~~report our conclusions about the effectiveness of th~~es~~e disclosure controls and procedures, as of the end of the ~~Reporting P~~period covered by this report based on such~~that~~ evaluation; and

            (d) ~~d~~Disclosed in this~~e R~~report any change in the registrant~~Company~~’s internal control over financial reporting that occurred during the registrant’s fourth~~last~~ fiscal quarter ~~of the Reporting Period~~ that has materially affected or is reasonably likely to materially affect the registrant~~Company~~’s internal control over financial reporting.

      5. ~~Based on our most recent evaluation of internal control over financial reporting, t~~The registrant~~Company~~’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant~~Company~~’s auditors and the audit committee of the registrant~~Company~~’s board of directors:

            (a) ~~a~~All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant~~Company~~’s ability to record, process, summarize and report financial information; and

            (b) ~~a~~Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant~~Company~~’s internal control over financial reporting.

* * *

      If the revised disclosure is acceptable, Company will promptly file the proposed 10-KSB/A, with conforming disclosure in all of its future periodic reports under the Exchange Act. In connection with this response, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission on changes to disclosures in response to staff comments shall not foreclose the Commission from taking any action with respect to those filings and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We appreciate your consideration of these responses and look forward to receiving any further comments as promptly as practicable.

Yours very truly

/s/ Douglas Stahl

cc:	NGAS Resources, Inc.
Kraft, Berger, Grill, Schwartz, Cohen & March LLP
Wright & Company, Inc.
Ronald Winfrey